UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.       )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Renergen Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of South Africa

(Jurisdiction of Subject Company’s Incorporation or Organization)

ASP Isotopes Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

ISIN  ZAE000202610

(CUSIP Number of Class of Securities (if applicable))

Stefano Marani

Chief Executive Officer

Renergen Limited

Sandton Gate, Second Floor,

25 Minerva Avenue,

Glenadrienne, Sandton,

Gauteng, 2196

South Africa

Tel:  +27 10 045 6000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Donald Ainscow, Esq.

Blank Rome LLP

200 Crescent Court, Suite 1000

Dallas, TX 75201

Tel: +1 (972) 850-1450

May 20, 2025 (Publication of Joint Firm Intention Announcement)

Date Business Combination Commenced

This Notification on Form CB is being furnished by ASP Isotopes Inc., a Delaware corporation (the “Company”), in connection with the Company’s announcement of its firm intention (“FIA”) to acquire 100% of the ordinary shares (excluding treasury shares) of Renergen Limited (“Renergen”), a South African company listed on the exchange operated by the JSE Limited, pursuant to a scheme of arrangement under South African law.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1*	Combined Circular to Renergen Shareholders
99.2*	Circular to Renergen Shareholders in Relation to Shareholder Ratification Resolution

* To be filed by amendment.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 will be included in the Combined Circular to Renergen Shareholders and the Circular to Renergen Shareholders in Relation to Shareholder Ratification Resolution.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit No.	Document
99.3

Joint Firm Intention Announcement dated May 20, 2025 made by ASP Isotopes Inc. and Renergen was made publicly available in accordance with the requirements of Renergen’s home jurisdiction and is attached hereto as Exhibit 99.3.

99.4

The Press Release of ASP Isotopes Inc. dated May 20, 2025 and entitled “ASP Isotopes Inc. Announces an Agreement Relating to the Potential Acquisition of Renergen Limited Expected to Create a Global Critical Materials Company” was made publicly available in the United States and is attached hereto as Exhibit 99.4.

99.5*

Pre-listing Statement for the purposes of complying with the JSE Listings Requirements in connection with the listing of ASP Isotopes Inc. shares of common stock on the Main Board of the Johannesburg Stock Exchange.

* To be filed by amendment.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

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PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASP Isotopes Inc.

	By:	/s/ Paul Mann
Paul Mann
Chief Executive Officer

Date: May 21, 2025

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